United States securities and exchange commission logo





                             November 20, 2020

       Charles B. Bernicker
       Chief Executive Officer
       South Mountain Merger Corp.
       767 Fifth Avenue, 9th Floor
       New York, NY 10153

                                                        Re: South Mountain
Merger Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed October 26,
2020
                                                            File No. 333-249673

       Dear Mr. Bernicker:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4, filed October 26, 2020

       Questions and Answers About the Business Combination
       What vote is required to approve the proposals presented at the special meeting of stockholders?, page 5

   1. Please quantify the approximate number of public South Mountain Merger Corp. ("South
                                                        Mountain") Class A
common stock owned by stockholders that have already agreed to vote to approve the
Business Combination. Further, please clarify the percentage of the remaining shares that
are necessary to achieve the majority voting threshold for the Class
                                                        A common stock separate
class vote.
       Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus, page 21

   2. Please add a brief description of the SPAC sponsor, South Mountain LLC and its
 Charles B. Bernicker
FirstName  LastNameCharles
South Mountain   Merger Corp.B. Bernicker
Comapany 20,
November   NameSouth
               2020    Mountain Merger Corp.
November
Page 2     20, 2020 Page 2
FirstName LastName
         beneficial owners and control persons. Further, please identify the material PIPE
         Investors and tell us whether they are related parties to either Factor Systems, Inc.
         ("Billtrust") or South Mountain.
Unaudited Historical Comparative and Pro Forma Combined Per Share Date of South Mountain and Billtrust, page 40

3. Disclose the historical Billtrust net loss per share amounts or explain in a footnote why it is n/a and advise us.
4. Disclose pro forma book value per share for Billtrust and South Mountain. We refer you to our pro forma balance sheet comments below.
5.       Disclose equivalent pro forma per share data for Billtrust pursuant to
Item 3(f) of Form S-
         4.
Risk Factors
The Existing Charter and the Proposed Charter require, to the fullest extent permitted by law ..., page 83

6. We note that your exclusive forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for claims arising under the
         Securities Act, pursuant to Article XIII of your charter on page C-6. However, your disclosure on pages 83 and 259 appears to imply that the Delaware Chancery Court has exclusive jurisdiction over federal securities law claims that are not made pursuant to the
         Exchange Act, unless Delaware state courts do not have jurisdiction. Please reconcile these disclosures. Further, please clarify that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
         Address the uncertainty of the enforceability of exclusive forum provisions for Securities
         Act claims in state courts and disclose that investors cannot waive their rights under the federal securities laws.
Unaudited Pro Forma Condensed Combined Financial Information, page 85

7. Disclose the ratio of the exchange of South Mountain shares for Billtrust shares under the two redemption scenarios. Provide similar disclosure within the disclosure accompanying the per share data on page 40.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 87

8. Please revise the pro forma balance sheet to present first a South Mountain pro forma balance sheet assuming no redemptions and a South Mountain pro forma balance sheet assuming maximum redemptions, before presenting the pro forma combined balance sheets. The South Mountain pro forma balance sheet adjustments should give effect to:
             the forfeiture by the Sponsor of up to 2,250,000 shares of its Class B Common Stock;
 Charles B. Bernicker
South Mountain Merger Corp.
November 20, 2020
Page 3
                reclassification of cash held in the trust account to cash; and the cash payment to redeeming South Mountain Public
Stockholders under the
              maximum redemption scenario.
9. Please revise the pro forma balance sheet to present a Billtrust pro forma balance sheet assuming no redemptions and a Billtrust pro forma balance sheet assuming maximum redemptions, before presenting the pro forma combined balance sheets. Present in a separate adjustment columns following the Billtrust historical balance sheet, pro forma adjustments:
             to recognize a distribution accrual for the amount of cash to be paid to existing
             Billtrust stockholders under the two scenarios; and to give effect to the redemption/conversion of the preferred stock.
         You should disclose in sufficiently detailed footnotes the nature of the adjustments and how they were calculated, including an explanation of what will happen to the Billtrust preferred stock.
10. Disclose in a separate footnote to the pro forma balance sheet the details of the PIPE financing.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 1 Description of the Business Combination, page 91

11. Refer to the table on the top of page 92. In light of the contemplated forfeiture by the
         Sponsor of up to 2,250,000 shares of its Class B Common Stock, it is unclear why the
         Sponsor is shown as holding the same number of shares under the two scenarios.
12. Please clarify how the number of common shares to be issued to Billtrust shareholders will be determined in relation to the possible South Mountain shareholders redemption outcomes.
Background of the Business Combination, page 106

13.    In your description for September 21, 2020, you reference that South
Mountain   s board
       performed various valuation analyses to determine an agreed upon equity valuation of
       Billtrust of $1.19 billion. Please provide more detailed descriptions of the results of each
FirstName LastNameCharles B. Bernicker
       of these valuation methods and clarify how they were performed. Further, please clarify
Comapany
       why NameSouth      Mountain
             this valuation          Merger
                            differs from the Corp.
                                             $1.3 billion post-business
combination valuation that
       you 20,
November    describe
                2020 on  page
                      Page  3 116.
FirstName LastName
 Charles B. Bernicker
FirstName  LastNameCharles
South Mountain   Merger Corp.B. Bernicker
Comapany 20,
November   NameSouth
               2020    Mountain Merger Corp.
November
Page 4     20, 2020 Page 4
FirstName LastName
Certain Billtrust Projected Financial Information, page 118

14. Please disclose all material estimates and assumptions that were made to compile the
         financial projections on page 120. We note that Billtrust   s
management anticipates
         increases of 18% in 2022 and 20% in 2023 for projected net revenue. Please clarify, for example, if these figures anticipate the implementation of your growth plans such as expanding into new geographic territories, acquiring new companies, introducing new products, or having similar growth rates for number of electronic invoices presented or total payment volume.
The Business Combination Proposal, page 126

15. Please consider providing illustrative examples of the cash payout and share issuances to
         Billtrust stockholders as a result of the First Merger transaction. Please also consider providing before and after organizational charts for each step in the Business
         Combination.
16. Please identify the Billtrust stockholder that has agreed to accept South Mountain Class C common stock and disclose the amount of shares involved on an as-converted basis.
17. Please clarify whether a former Billtrust stockholder may receive earn out shares even if they have since sold their SMMC Elected Common Stock prior to your post-Business
         Combination ("New Billtrust") shares exceeding the milestone criteria. Industry Overview, page 171

18. Please clarify how you determined that the global total addressable market for digital transformation of accounts receivables with integrated payments is $37 billion across
         150,000 mid-market and enterprise businesses.
Billtrust   s Platform and Solutions, page 173

19.      You refer to Billtrust as a    leader in the digital transformation of
AR and B2B payments.
         Please clarify the basis for belief that you are leader in your industry, such as criteria as market share by revenues.
20. You describe the BPN platform as a partnership with Visa that was launched in November
         2018. Please clarify the role of Visa in the BPN network and describe the terms of any material agreements that Billtrust has with Visa. Further, please clarify whether you derive a material amount of revenue through the BPN.
21. You identify two operating segments, Print and Software & Solutions. Please provide a description of your Print segment and clarify which of your solutions you describe on pages 174 and 175 generates revenue for the Print segment.
 Charles B. Bernicker
FirstName  LastNameCharles
South Mountain   Merger Corp.B. Bernicker
Comapany 20,
November   NameSouth
               2020    Mountain Merger Corp.
November
Page 5     20, 2020 Page 5
FirstName LastName
Billtrust   s Customers, page 175

22. You refer to having 1,800 enterprise and mid-market B2B customers each generating over
         $50 million in annual revenue. Please clarify how you define enterprise versus mid-
         market customers and clarify if there are material differences in terms of how your platform and solutions are provided, serviced or marketed to each category of customers.
         If so, please provide an estimate of the number of customer you have in each size category and the percentage of revenue derived from each category.
Billtrust's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Business Overview, page 189

23. In light of your significant operating losses, negative cash flows from operating activities, and negative Adjusted EBITDA in each period, please discuss in reasonable detail your plans for achieving profitability and positive cash flows from operating activities in the future. In this regard, we note management performed an annual impairment test of goodwill as of October 1, 2019, 2018 and 2017 and did not identify any indications of impairment. A discussion that includes the assumptions management made in these tests may enhance an understanding of management's plans and enable investors to see the company through the eyes of management. Your discussion should address the likelihood and anticipated timing of your plans and assumptions coming to fruition.
Key Performance Metrics, page 193

24. Please balance your disclosure of the metric 'net dollar retention' with a comparative discussion of your actual retention of billing accounts that had subscription and transaction fees in the previous years and interim period.
Results of Operations
Comparison of the Years Ended December 31, 2019 and 2018, page 200

25. Please expand your discussion of your results of operations to describe any known trends or uncertainties that have had or that Billtrust management reasonably expects will have a material impact on revenues or income from continuing operations. For example, in light of Billtrust's recent acquisitions, discuss the impact of your acquired businesses on revenues and any trends in organic growth in revenues. If applicable, discuss to what extent management intends to rely upon future business acquisitions for future revenue growth.
26. Please quantify in your comparative discussions the impact Billtrust's acquisitions on the change in revenues and costs of revenues.
 Charles B. Bernicker
FirstName  LastNameCharles
South Mountain   Merger Corp.B. Bernicker
Comapany 20,
November   NameSouth
               2020    Mountain Merger Corp.
November
Page 6     20, 2020 Page 6
FirstName LastName
Description of South Mountain   s Securities, page 244

27. On page C-2, your proposed Business Combination charter refers to your Class 2 non-
         voting common stock automatically converting into Class 1 voting common stock if there
         is a    Widely Disbursed Offering    by the Special Situations
Investing Group II, LLC or its
         affiliates. Please disclose the terms of this automatic conversion feature of your Class 2 common stock. Define Widely Disbursed Offering and describe the Special Situations
         Investing Group II, LLC and its relationship to the investors or management of Billtrust.
Security Ownership of Certain Beneficial Owners and Management, page 262

28. Please clarify whether you will provide disclosure of the beneficial ownership of the principal stockholders of Billtrust prior the proposed business combination.
29. Please disclose the natural persons that will hold voting and/or investment power over
         New Billtrust shares beneficially owned by affiliates of Bain Capital, Riverwood Capital, and W Capital Partners.

30. We note that you describe the New Billtrust beneficial stockholders as holding New
         Billtrust common stock. Please advise us whether your footnotes will clarify the amount of the New Billtrust common stock that will be Class 1 voting common stock versus Class
         2 non-voting common stock.
Billtrust Financial Statements
Statements of Operations and Comprehensive Loss, page F-4

31. Disclose loss per share on the face of your income statements pursuant to ASC 260-10-45-
         2.
 Charles B. Bernicker
FirstName  LastNameCharles
South Mountain   Merger Corp.B. Bernicker
Comapany 20,
November   NameSouth
               2020    Mountain Merger Corp.
November
Page 7     20, 2020 Page 7
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Raphael M. Russo, Esq.